SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





            RYANAIR WELCOMES CAA APPROVAL FOR BUZZ STANSTED SERVICES


Ryanair, Europe's No. 1 low fares airline, today (Monday, 28th April 2003) confirmed that the Civil Aviation Authority (CAA) had approved and issued the AOC (Aircraft Operations Certificate) which will allow Buzz Stansted Ltd to restart flights on Thursday, 1st May next as planned on behalf of Ryanair.

John Osborne, CEO, Buzz Stansted Ltd, said:

        "We are delighted to confirm that we have received the necessary approvals and Operating Licence for Buzz Stansted Ltd from The CAA.

"This means that Buzz Stansted will commence flying the 11 routes for and on
behalf of   Ryanair on Thursday next, 1st May 2003 on schedule.

        "The demand to date for these low fare routes to France, Spain and Germany has been phenomenal and already we have over 130,000 passengers booked to fly on these 11 routes during May alone.

        "We would like to thank the CAA for all their help and assistance in securing the future of Buzz Stansted, and also thank our staff for all their hard work in successfully preparing Buzz Stansted to start flying on Thursday, 1st May as part of the Ryanair Group - Europe's largest low fares airline group".



                 BUZZ STANSTED ROUTES COMMENCING 1ST MAY 2003:

LONDON STANSTED TO:

                        GERMANY -  BERLIN (SCHONEFELD) - DUSSELDORF
                        (NIEDERRHEIN) - FRANKFURT (HAHN)

                        FRANCE - TOURS - BERGERAC - POITIERS - LIMOGES - LA ROCHELLE - BREST

                        SPAIN -   MURCIA - JEREZ


Ends.      Monday, 28th April 2003

For further information:

Paul Fitzsimmons @ Ryanair

Tel: +353 1 812 1228

Pauline McAlester @ Murray Consultants

Tel : + 353 1 498 0300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 April 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director